SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant [ ]
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[X]  Preliminary Proxy Statement           [ ]  Confidential, For Use of the
[ ]  Definitive Proxy Statement                 Commission Only (as permitted
[ ]  Definitive Additional Materials            by Rule 14a-6(e)(2))
[ ]  Soliciting Material Pursuant to
     Rule 14a-11(c) or Rule 14a-12


                         COMMONWEALTH ENERGY CORPORATION
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                (Name of Registrant as Specified In Its Charter)

                              JOSEPH P. SALINE JR.
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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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1)   Title of each class of securities to which transaction applies:

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     to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided  by  Exchange  Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1)   Amount previously paid:
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    3)   Filing Party:
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    4)   Date Filed:
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
                         JOSEPH P. SALINE JR., DIRECTOR
                         Commonwealth Energy Corporation

Fellow CEC Shareholders:

For three years in a row you, the concerned shareholders, have elected me to the Board of Directors against the advice of the CEO, Mr. Ian Carter. I consider myself the shareholder's representative to the Board. I promised you I would represent your best interests; not necessarily the interests and actions of Management or the Board, which in many cases I believe to be "anti-shareholder" as described in the enclosed proxy materials.

This letter is a report to you of MY observations and opinions as your elected director. It does not necessarily represent the opinions of management or the Board as a whole. Like you, I am a vested shareholder and I believe you have a need to know what is presented in these statements, records, facts and opinions. There are many problems at CEC and I will describe only some of them here. In my opinion, the e-mails and infrequent mailings you get from CEC have been polished to provide you the positive side of Mr. Carter's story without many of the negatives. BOTTOM LINE: We are losing a lot of money; more than $8 million reported in the last two quarterly SEC Forms 10-Q.

This letter is a proxy solicitation as defined by Section 14(a) of the Securities Exchange Act of 1934. No CEC funds are being used for this solicitation; only my personal funds and potentially some from other concerned individual shareholders may be used.

I believe the employees of CEC are doing a good job as individuals despite the relatively poor performance by the company, which I attribute solely to poor management and leadership by Mr. Carter. This poor performance has been condoned by the Board of Directors as indicated in some of my communications with them, copies enclosed for your review to support my observations and opinions as I make them. I will also rely on the extensive research done by some of your fellow shareholders in the Commonwealth Shareholders Group (CSG) and the Commonwealth Investors Group (CIG) and use some of their data.

TO PROTECT YOUR CEC INVESTMENT AND SHAREHOLDER POWER, PLEASE TAKE THE TIME TO REVIEW THE INFORMATION IN THIS LETTER. Then, if you agree with my positions as highlighted in the "Promise To Shareholders," please allow me to represent you by completing and mailing the enclosed PROXY post card NOW. No stamp is necessary.

Don't be fooled by all the legalese provided by CEC. Essentially everything in the SHAREHOLDER'S INTEREST proposed for CEG can be done by CEC today except at a much lower cost to shareholders.

Respectfully,

Joe Saline

                                 PROXY STATEMENT

The ANNUAL MEETING of Shareholders of Commonwealth Energy Corporation (CEC) originally set for January 20, 2004 has been delayed by CEC management to June 2004 and may be REPLACED by a SPECIAL MEETING of Commerce Energy Group (CEG) shareholders. The Directors changed the CEC bylaw requiring an annual meeting before the end of the year to whenever they choose to call one. CEC and/or CEG may also call SPECIAL MEETING(S) in the near future. CEG submitted such a filing with the SEC on Jan. 6, 2004 and amended it in March, setting an April 20th date and amended it again in April indicating that a "special" (not annual) meeting of CEC shareholders will be held on May 20, 2004 at 12:00 p.m. California Time, in the Grove of Anaheim, located at 2200 E. Katella Avenue, Anaheim, California 92806

This is a proxy solicitation by a current CEC Director, Joseph Saline, who is strongly opposed to what he considers ANTI-SHAREHOLDER activities (as described in these proxy materials) by management and the current Board of Directors. A description of my reasons for opposing management is included in this mailing. This request is essentially for a power of attorney by you to allow Joseph Saline to vote in your name for the remainder of 2004 for whatever he believes is in the best interests of shareholders. If given now, your proxy may be revoked at any time by you executing a new proxy with a later date.

DIRECTOR JOSEPH SALINE, IN OPPOSITION TO, NOT ON BEHALF OF, COMMONWEALTH'S BOARD OF DIRECTORS IS MAKING THIS PROXY SOLICITATION. I am soliciting your proxy for discretionary authority to accumulate votes for shareholder oriented proposals. If you choose not to grant this authority and choose to vote the Company proxy instead, I suggest that you vote AGAINST the proposed reorganization.

Solicitations may be made by mail, email, facsimile and telephone. Funds expended to date are approx. $5,000 and are expected to total $15,000. All costs will be borne by Saline and reimbursement may be sought from the registrant with approval of its Board at a later date.


According to CEC's January and March SEC filings, approximately 27,162,032 shares of common stock and 609,000 shares of preferred Stock are eligible to be voted. Depending on court orders an additional 432,000 preferred shares may be eligible. If and when Directors are to be elected, cumulative voting may be invoked (as it has the past 3 elections) by any shareholder by notifying the Chair at the Annual Meeting of his or her intent to cumulatively vote. Cumulative voting simply means that you may cast as many votes as you have shares to vote multiplied by the number of Board seats to be voted on; seven (7) in the case of the current CEC court ordered structure. Your votes may be cast for any one nominee or any combination of nominees. They need not be evenly spread over each nominee. NOTE THAT IF THE REINCORPORATION IN DELAWARE IS APPROVED, ALL SHAREHOLDERS LOSE CUMULATIVE VOTING RIGHTS.


I am currently receiving Director's compensation from the registrant, CEC.

NAME & ADDRESS                     OCCUPATION                  SECURITIES HELD
--------------                     ----------                  ---------------
Joseph Saline,                    Businessman                 352,000 preferred
Northrop Corporation
21240 Burbank Blvd.
Woodland Hills, CA 91367

                              INDEX OF INFORMATION
                                                                            PAGE
                                                                            ----
*    CEC has no formal long-term Strategic Plan                               3

*    Performance of your Board of Directors                                   4

*    AMEX Listing, Reorganization and Reincorporation Facts                   5

*    Series A Preferred Shareholders Lose The Most                            8

*    Excessive compensation and equity dilution                               9

*    $15 million Summit Energy Investment Performance                         9

*    Your $ millions spent on the CEC "Legacy of Litigation"                 10

*    Shareholder Election Fraud                                              13

*    What is your investment worth?                                          14

*    Important - My Promise to you, the Shareholders                         15

*    Meeting Proxy                                                           16

CEC'S  "STRATEGIC" DIRECTION:

I believe the primary responsibility of the CEC Board of Directors is to insure that the company's resources are focused on optimizing returns to the shareholders. In my experience, other Boards do this by providing unsolicited, proactive, independent guidelines and direction AND by requiring management to develop formal long-range (at least 5 years) WRITTEN plans with measurable goals, objectives and milestones. Once the Board approves such a plan and management signs up to achieving the plan's goals, management salaries and bonuses are then based on the degree of plan achievement. Today, Commonwealth is operating and investing your resources WITHOUT a formal long-range strategic plan. The Board primarily REACTS to specific proposals presented by the CEO, Mr. Carter. On several occasions I outlined my recommended business strategies to the Board. Below is an excerpt of my comments that I sent to my fellow board members......

"1st and foremost we need a written, Board approved, 5-10 year strategic plan. That's our responsibility and what the shareholders and potential investors expect. The original promise by Ian was that he tasked his managers and a draft would be available by the fall of 2001. I even suggested on several occasions that metrics be assigned to the approved plan's goals and management performance bonuses would be largely dependent on achievement of the Strategic goals as well as annual Business Plan goals. I suggested Carter be penalized for that year (and subsequent years) because he has not produced a Board approved Strategic Plan.

2nd; We should remain focused on retail sales of metered, residential and commercial (also industrial) utilities; gas surely and water potentially, in addition to electricity. We all agreed on gas entry 2 years ago but there is not a plan I've seen to effect this. Besides Pennsylvania & Michigan, I'm not sure we've moved expeditiously enough to take advantage of other states' electricity deregulation opportunities.

3rd; Power generation; we should consider profitable opportunities to invest in generators, including distributed power, portable backup turbines and perhaps even renewable energy generation.

4th; Adopt the ideas in the CSG and CIG "Contracts with Shareholders" including:
Get out of money losing Energy Efficiency Products and Summit. . . . We continue to hide the real costs. We should put together the Strasser fees and other expenses added to the losses hidden in the footnotes and give a true picture of our Summit mismanagement to the shareholders. After more than 2 and 1/2 years there's evidently no near term profit opportunity; only more investment/bailout, without Board approval. That along with our failed exploitation of Triumph/Utilihost opportunities should condemn our performance as board members to the shareholders."

CEC stated in its 1/6/04 Form S-4 filing with the SEC that the CEC Board has approved a "Strategic Plan" for the company and updates it periodically. That is less than the whole truth since the only plan approved by the Board is the annual business plan covering one or two years of operations. There is no formal written 5 to 10 year strategic plan with "primary components" or measurable goals guiding the company's officers and approved by the Board of Directors as a whole.

BOARD OF DIRECTORS' PERFORMANCE:

It is my opinion and belief, based on my attendance at Board meetings and the issues discussed in this proxy, that the Board of Directors, which is supposed to be independent and represent the shareholders, has not performed their fiduciary responsibility to the shareholders. In my opinion the Board has been a rubber stamp for Mr. Carter and his outside lawyer Mr. DellaGrotta. In addition to several single-issue telephonic meetings, during the past 14 months, there were only 4 formal board meetings held; March, May, August and October. That is by far fewer than any time in CEC's history. So, what was accomplished?

     * At the MARCH meeting, directors were appointed to special committees. Carter specifically excluded me from all committees. Then the board implemented what I consider unnecessary amendments to the bylaws by adding new annual meeting election restrictions against shareholder's proposals and nominees to the Board. Nothing directly benefiting shareholders.

     * At the MAY meeting we appointed a new director, Mark Juergensen, to replace the two newest independent and qualified directors you elected (Judge Sullivan and Mr. Popejoy) who both quit only weeks after the January 21, 2003 annual meeting goings-on which they witnessed. Then, the principal agenda item was making changes to the Equity Incentive (options) Plan for management. Again, nothing directly benefiting shareholders.

     * At the AUGUST meeting, Officer appointments, Directors option agreements and Director compensation increases occupied the directors. At that meeting the board awarded themselves a 28% pay raise from $25,000 to $32,000 at the same time agreeing with Mr. Carter's position that shareholders would not get any dividends in the near term. They also awarded themselves significant increases in special meeting fees and expense reimbursements. They claim this was deserved. Again, absolutely nothing directly benefiting shareholders.

     * At the OCTOBER meeting the Board continued its expansion of authority of special committees at the expense of the entire Board's discussing and approving policies. In most companies, in my experience, committees report their findings to the full Board; at CEC the special committees of 2 or 3 persons have been granted full board authority to make decisions.

     Here's another excerpt of my comments from a note I sent to the Directors:

... "Although Mr. DellaGrotta may have found the "special committee" approach a good way around Joe Saline at Carter's behest, many of the issues, including the slate of Directors for this year's Board recommendation should be brought to the full board and have not! I intend to make these secret meetings an issue with the shareholders who elected me."

...."This  railroading of issues,  meeting minutes,  proposals,  etc. through the board with only days or hours to review is not conducive to proper fiduciary response by directors. Any manager responsible should at least lose their bonus opportunity if not their jobs"

     * The main topic at this final October Board meeting was the approval of the scheme to reorganize CEC, to incorporate in Delaware and to list on the AMEX. I proposed we consider each item separately because I FAVORED the pro-shareholder listing of CEC on the AMEX. However, I strongly opposed the reorganization and incorporation in Delaware. The board voted against considering them as separate proposals. Another excerpt of my comments to the Board:

"We are all supposed to be interested in creating shareholder value and I think we are failing. Most of my efforts as a Director have been responding to shareholder complaints about lack of management response to shareholder concerns and mismanagement of shareholder resources. I consider myself the only shareholder advocate on the Board and want to see all the recent . . . bylaw revisions reversed. I respectfully disagree with your view that they're not "anti-shareholder". I do not believe the costly, complex reorganization and Delaware re-incorporation proposal is in the best interests of the shareholders (not even remotely) and will continue to oppose that."

That was it! Other than their committee work, that's pretty much what your directors did as a Board since DECEMBER '02. More than 14 months; only 4 Board meetings; management and directors rewarded; but the SHAREHOLDERS GOT NOTHING, only bills to pay and restrictions to their shareholder rights.

REORGANIZATION, INCORPORATION IN DELAWARE, LISTING ON AMEX

Management is proposing a complex "holding company" type reorganization. Despite what you may believe, it is NOT needed to make a public market for your stock, and in my opinion it is too expensive and completely non-value added to the shareholders. It gives management more CONTROL at the shareholders' expense. Management's proposal seeks to create a new company, Commerce Energy Group
(CEG), as a Delaware Corporation, to own Commonwealth. Commonwealth itself would also no longer be a public company subject to the protections of the SEC.

If this proposal passes you may:

     * LOSE your right to cumulatively vote for Directors (Delaware does not have cumulative voting)
     * LOSE your right to vote for the initial Directors of CEG. The CEO and the board will select for you; including two new ones, Mr. Bayless and Mr. Craig.
     * LOSE your right to remove board members with a MAJORITY vote of shareholders. They'll require a "supermajority" of 66 2/3 of outstanding shares. Historically, only approx 80% of shares cast votes. That means to oust directors, no matter how bad they are, the shareholders will need more than 80% of the votes cast.
     * LOSE your right to vote out/in all directors yearly (The proposal is to have a classified or staggered CEG Board that will effectively control Commonwealth)

FACTS:

     * The proposed reorganization and Delaware incorporation is NOT necessary for a liquidity event.
     * We CAN list Commonwealth TODAY, DIRECTLY on the AMEX without the reorganization.
     * I support that approach as the least costly and quickest liquidity event.
     * That simple step doesn't even require approval of shareholders, only a thoughtful and considerate Board of Directors.

Management even admits that all of the above facts are true. Specifically, Management's proxy materials ask the question:

"3.  Q:   WHY HAS THE BOARD OF COMMONWEALTH PROPOSED THE REORGANIZATION  AT THIS
          TIME?

     A: Since 2000, one of Commonwealth's goals has been to provide its shareholders with an established trading market for the purchase and sale of shares of Commonwealth's common stock. To date, however, we have not met this goal because we believed that we needed time to better establish our ESP business and we believed that market conditions were not favorable for energy stocks. We believe that our success in developing our business lines and changes in market conditions affecting energy companies now provide us with an opportunity to accomplish this goal."

Notice how their answer to "[w]hy . . . the reorganization at this time" is exclusively the "goal" of providing a public market for CEC shareholders' stock. However, later on in the proxy materials, Management admits their reorganization plan is unnecessary to accomplish this "goal":

"8.  Q:   WHY DOESN'T  COMMONWEALTH  SIMPLY  LIST  ITS  SHARES  ON THE AMEX AS A
          CALIFORNIA CORPORATION?

     A: We could have attempted to list the common stock of Commonwealth on the AMEX as a California corporation, however, we have elected not to do so. Listing our publicly held shares is only one aspect of our strategic plan. The principal purpose of the strategic plan, for which we are asking you to vote, is to reorganize Commonwealth into a Delaware holding company structure."

So Management admits that the proposed reorganization has nothing to do with publicly registering Commonwealth's stock - directly contradicting their earlier "answer!" Why won't Management tell you the real reason why it chose now to reincorporate into a Delaware holding company? Ask yourself how long it likely took Management's attorneys to prepare this reorganization plan and the numerous 100+ page SEC filings, multiply that by an hourly rate likely averaging $400+ per attorney hour, then ask why Management spent YOUR money on this reorganization plan instead of simply registering Commonwealth's stock directly on AMEX.

I AM IN FAVOR OF A LIQUIDITY EVENT AND ALWAYS HAVE BEEN!

However, it does NOT have to be accomplished via a very costly reorganization and incorporation in Delaware where we lose many of our shareholder rights.

I AM NOT IN FAVOR OF A REORGANIZATION INTO A HOLDING COMPANY!

We don't need all those separate subsidiaries for the size and complexity of our business. It is my opinion that there is NO real advantage for the shareholders. We already manage outsourced services and efficiency products under the simpler (less costly) CEC umbrella. Under the new proposal CEC would become a non-reporting SEC entity. The CEG proposal allows management to consolidate subsidiary financial performance and thereby hide specific CEC performance issues from shareholders. It's bad enough that Summit already acts as a holding company for several of our investments and that currently hides performance facts from even the CEC Directors. I have tried as a CEC Director and failed to get information from Summit. The Summit principal, Mr. Strasser, told me in writing that it was a private entity and he didn't have to disclose information to me even though I was a CEC director. Many bankrupt companies including ENRON and now Parmalat (Europe's "Enron") successfully used related companies to hide losses in off-the-books corporate entities. If this reorganization passes, CEC will no longer report to the SEC. This will give management the ability to delay or hide losses or problems from disclosure to shareholders and the public. The S-4 filing for CEG refers you to CEC's 10-K annual report and also incorporates by reference the more recent company's Form 10-Q filings.

CEC's last two quarterly filings report large new operating and Summit Energy losses. Please look at the SEC's Edgar site to review these newly reported losses.

I AM NOT IN FAVOR OF A DELAWARE INCORPORATION!

California courts of equity reject corporate formalism where it would perpetuate a fraud or otherwise defeat the ends of justice. Delaware law is pro-management and pro-Directors and consequently ANTI-SHAREHOLDER on many issues. Delaware has a more board/management oriented approach to fiduciary duties and stockholder rights. For instance, California requires SHAREHOLDER votes for most mergers and acquisitions. Delaware allows the Board much more authority by taking away YOUR right to vote in some situations.

If we reincorporate in Delaware, many of our current shareholder protections will be lost or watered down including:

     * Cal. Corp Code sec 1201(a) requires approval of reorganizations by a majority vote of outstanding shares of EACH CLASS of stock, subject to certain exceptions. The current reorganization is trying to get around this law.
     * Cal Corp Code sec 705 says submitted proxies are "presumptively valid" and specifies "supermajority" vote provisions; sec 708 allows stockholders to cumulatively vote for Directors; sec 709 requires stockholder challenges to elections to be heard within 5 days.
     * Cal Corp Code sec 212 allows only SHAREHOLDERS to fix the number of directors; sec 1900 allows a majority vote to dissolve the company; sec 1600 permits shareholders in an election contest the absolute RIGHT TO INSPECT shareholder lists; sec 1601 permits shareholders to inspect the company's books and board meeting minutes; sec 1602 provides Directors absolute inspection rights for any corporate records.

As your representative at the October Board meeting I voted AGAINST this costly and confusing proposal. I tried to get the Board to consider these proposals as three SEPARATE subjects; CEC's listing on AMEX (which I strongly support), Reorganization (which I don't support) and Delaware Incorporation (which I don't support). I also requested we include these subjects as part of the annual meeting which had been tentatively set for Jan 20, 2004 to preclude the ADDED EXPENSE to you of a special meeting. I was not successful at swaying the Board's opinion. Indeed, under California law, the last day Management can put off holding an annual meeting is April 21, 2004, fifteen months from the last annual meeting. See Corporations Code section 600(c). A lawsuit has been filed to force CEC to hold an annual meeting.

Oh yes, Article V of the new bylaws allow for the most generous indemnification policy I've ever seen; more shareholder dollars at risk! Oh yes, the CEG's Certificate Of Incorporation, Article 5.5 allows election of directors at annual meetings without requiring WRITTEN ballots (after-the-fact records, needed the past 3 years). AN INVITATION TO FRAUD? See history of election fraud, p.13. Oh yes, you won't be allowed to vote for CEG Directors this year; Mr Carter appointed them and the Board approved them for you. Oh yes, under CEG, with a "classified" board, not only will you not be able to use cumulative voting for directors (not recognized under Delaware law) but in future years you will be able to vote only for a third of the Directors; the remainder will be ensconced for up to three years. This is a very significant deletion of your current rights under CEC's bylaws and California law. Oh yes, one other thing; I have no idea who came up with the new company's name. As a shareholder you weren't consulted and as a director I certainly wasn't consulted on the name, Commerce Energy Group. I personally like Commonwealth Energy a lot better.

SERIES A PREFERRED SHAREHOLDERS LOSE THE MOST

Commonwealth today has two CLASSES of stock; Common and Preferred. Under California law, CEC's preferred shareholders have special voting protections under Cal Corp Code 1201(a) as "minority" holders since they own less than half of the voting stock. It is my belief the preferred holders will logically vote to oppose this ill-advised reorganization since they will not only lose all the rights noted above but will ALSO lose their preferred dividends and liquidation rights for no real reason. ALL of the series 12% and series 14% preferred stock are being voted AGAINST this proposal and will continue to earn dividends. Only the series A preferred shareholders will lose their 10% dividends if they approve this plan. If the company proceeds, this may well result in more suits against the company and under certain circumstances could jeopardize the tax-exempt status of this endeavor. Those circumstances include moving principal assets such as Stepping Stone, UtiliHost, electricAmerica, electric.com, etc. from under CEC as is proposed in the Form S-4. More litigation? This will definitely delay our AMEX liquidity event.

Additionally, this may be construed as a "change of control" as defined in several of CEC's executives' employment and options contracts. They could conceivably cash in for millions of dollars unless they sign waivers and they likely would only do that if they're handsomely compensated. You may not have been told yet, but we've already lost our CFO, Jim Oliver and our Chief Operating Officer, Dick Paulsen. It is my opinion these two officers were among the most competent persons at CEC. Now, even more richly compensated managers, Mr. Weigand and Mr. Boughrum, are replacing them. Oh, by the way, for Mr.

Weigand to serve, the shareholders will have to buy out his company, Skipping Stone. (ref. p. 41 of CEG's S-4 filing). This new, potential investment, added to all the losses incurred with Summit, will cost the shareholders $$ MILLIONS and/or be dilutive if common stock is issued. WE LOSE AGAIN!

GENEROUS EXECUTIVE COMPENSATION AND OPTIONS:


It is my opinion and that of other concerned shareholders that CEC's executives are very highly compensated in terms of pay, stock options, car allowances and other benefits. But, the Board's Compensation committee is opening YOUR wallets again for handsome severance agreements and new executive compensation packages. The board also voted themselves a big pay raise. This money could otherwise have been used for a dividend to shareholders. Also, prepare to have your equity (share) interests diluted by more, generous options agreements for Executives. These options and others recently awarded SIGNIFICANTLY exceed the 7 million authorized by the vote of the shareholders 3 years ago (the number of outstanding options is listed on page 33 of Management's proxy at 4,979,149 + 4,812,000 = 9,791,149). YOUR EQUITY IS BEING DILUTED!


PLEASE CONSIDER: (FROM SEC FORMS S-4 AND 10-K)

     * Mr. Weigand and Mr. Boughrum's pay will be $400,000+ & $350,000+ respectively.
     * This compares with a hefty $360,000+ & $201,000+ paid to Mr. Paulsen and Mr. Oliver last year.
     *    The two new executives will also get 1.1 MILLION stock options.
     * Last year the Compensation Committee gave Mr. Paulsen a $50,000 PER YR RAISE and Mr. Carter an $88,000 PER YEAR RAISE PLUS A $100,000 BONUS.
     * The Compensation Committee may now rationally decide that Carter's salary must be higher than Weigand's so they may decide to give Carter another raise despite his performance record.

SUMMIT ENERGY VENTURES:

Summit began in July 2001 as an investment vehicle with $15 million of your money and a commitment of $10 million more. So, where is the $15 million placed into Summit? Approx $8.5 million was invested in three companies, Envenergy, Turbocor and Power Efficiency and cash stands at just under $5 million as of July 31, 2003. So, how has it performed over the last two and a half years? The effects of Summit's results of operations and writedowns on the company's consolidated results of operations were NET LOSSES of $803,000 for fiscal 2002, $1,472,000 for fiscal 2003 and $6.2+ MILLION so far in fiscal 2004 (Total $8.4+ MILLION). CEC has disclosed the losses, buried in the Form 10-Q filed with the SEC. But, why not in a shareholder letter? BECAUSE IT'S NOT GOOD NEWS!

The companies Summit invested in are not showing operational profits. It would appear from data available from its website that Envenergy was an unprofitable company accepting venture capital at the time Summit invested in it. Power Efficiency has shown losses ever since their earliest SEC filing, which provides annual data as far back as 1998. They have just gone through a 1 for 7 reverse split. In my investing experience, that's a bad sign for any company. I could not find enough information about Turbocor on the Internet to assess its profit status, but since there has been no news about them, it would not be a stretch to assume revenues do not cover expenses.

It should be noted here that the advisor currently receives $700,000 per year plus expenses to manage Summit. That's a management fee of over 4.5% per year on the already paid $15 million but more than 8% on the invested $8.5 million. My experience with management fees for invested mutual funds is in the 1 to 2% range. Ask your financial advisor if 8+% management fees on invested funds is exorbitant.

Now, why place the company's (your) hard earned cash into investments that are just about as risky as one can get? Take a closer look. If the companies Summit invests in cannot be sold for more than $15 million, your company suffers the entire loss. The advisor, on the other hand, places no money into Summit but receives $700,000 per year PLUS expenses, no matter what happens to the invested companies. And, if the investments do well, the advisor receives 40% of proceeds after your company recovers its $15 million plus $1.5 million per year from inception and 60% of any remaining proceeds. The advisor's incentive calls for high-risk investments. The advisor loses nothing if the investment fails and is handsomely rewarded if it succeeds. The bottom line is that Summit was structured badly and was originally planned to allow Mr. Carter a personal 20% interest at your expense. This personal interest was opposed by the board and withdrawn prior to the final agreement. Summit was allowed to become a venture capital fund full of risk, has produced only losses (except to the advisor) and shows no signs of paying off for you, the shareholder, in the near term. In short, Summit should never have been created.

SUMMIT SUMMARY:

--   $15 million cash to advisor of which approx $8.5 million was "invested";
--   $700,000 per year paid to adviser to manage that $8.5 million (8+%fee?);
-- $3+ MM in fees and investment losses; shown as "Goodwill"? in 2003 annual report
--   New Form  10-Q  shows  an  additional  $6.2M  loss;  $4.8M  is  "Investment
     Impairment"?

ONE LAST THOUGHT. The amount placed into Summit represents about $.50 per share ($15 million contributed divided by approx 28 million shares outstanding). Would you not have preferred this amount paid out to you as a dividend? Half of it? Even $.10?

MILLIONS OF YOUR $$$ LOST:

Perhaps the most significant issue affecting the value of your investment in CEC and the ability of your company to become listed on a public exchange is the many millions of dollars of your money spent by Mr. Carter in support of what I term his "LEGACY OF LITIGATION". The last information I was able to get showed more than 25 different outside law firms paid with your $ over the past three years; probably $3-$4 million per year and settlement costs and other expenses even higher. These are the DIVIDENDS you never received; they went to pay for Carter's "legacy of litigation"; anywhere from 10 to 25 cents per share. Mr. Carter is now refusing to provide me with updated information on legal costs despite my repeated formal requests. His action is subjecting CEC to Contempt of Court proceedings.

You wouldn't know it from a cursory look at our financial statements but legal expenses are by far one of the largest controllable, variable expenses at CEC. Most legal costs are buried on our financial statements as part of General and Administrative expenses. Internally, CEC has a Legal/Q.A. staff of 10 or 11 persons but most legal issues seem to be handled by outside law firms. We must insist on a full accounting of all that is being spent. Carter claims he doesn't deserve the "legacy of litigation" title because he's initiated only a few of the lawsuits; that all the rest are being brought against him and CEC. Now that's the kind of attitude that probably causes most of the lawsuits. He keeps telling us the suits have no merit but this is not true. I am not aware of a single substantial lawsuit filed during Carter's control of CEC in which CEC has prevailed. To my knowledge CEC has lost every single such lawsuit that has gone to trial.

     *    Bloom settlement: your $7+ million plus legal costs
     *    Jury trial suit won by former salesman, John Julian. Legal costs $ ??
     * James' jury trial suit by former sales agents; Mr. Carter is complimenting himself for "reducing" last year's $2.7 million jury award settlement but no matter how you add it up, your $ millions are being lost on this one. Long before the lawsuit was ever filed, Mr. Bloom gave CEC 1.2 million shares of stock to use to settle the claims of these former employees. Mr. Carter took those shares but refused to issue them. Now those employees have sued CEC and were awarded $2.7 million of your money. This is costing additional $ millions in legal fees to both sides.
     * Carter even continues to spend your money to file court appeals after he loses. He uses appeals and expensive counter-suits, paid for by shareholders, to try to delay decisions, raise costs and intimidate shareholders and former employees from challenging his illegal activities. His latest attempt at a writ from the Appeals Court to overturn the Superior Court decision in favor of the Seed Capital shareholders was summarily dismissed by the Appeals Court.
     * Saline and Chris Chappel won Anti-SLAPP motions against CEC due to Carter's meritless litigation. You paid shareholder $$ for legal fees & expenses.
     * Two shareholders won small claims actions for a few hundred dollars that should have been settled without any court action. Carter appealed and won in superior court on a technicality but cost the shareholders thousands of dollars in employee time and outside legal costs to save those hundreds.
     * We also know that CEC got a black eye when a 3 judge Appeals Court ruled against Carter and in favor of shareholders. The Court of Appeal ruled in July, 2002 that Carter illegally withheld documents from a Director, me, and those documents may be shared with the shareholders without a prior restraint on my free speech. Do you wonder what that cost shareholders in CEC's disruption of business and legal bills? At least hundreds of thousands of your dollars.
     * Most shareholders cave in when Carter threatens to break them financially by using unlimited shareholder funds to file appeals and drag issues out for years in court. It's past the time to limit
          Carter's ability to use shareholder money to sue or stonewall shareholders without Board approval. Here's an excerpt of my comments to the Directors:

...."I  suggested in a recent Board meeting that the legal  committee  review any potential suits against shareholders for merit before allowing Carter on his own to sue. I'm suggesting that again! This Board will be taken to task by the shareholders for facilitating Carter's anti-shareholder, anti-former employee actions. Thirty outside law firms are getting chunks of the shareholders equity; unheard of for a firm the size of CEC. Several millions of shareholder dollars per year plus settlement and other legal costs, not to mention our own large in-house legal staff. . . . Please join me in returning CEC to the  shareholders by curbing Carter."

     * Now, here's another one that's liable to cost shareholders millions in legal fees and damages. CEC's preferred class has three SERIES of preferred stock; 10% Series A, 12% series and 14% series. The 12% and 14% series were bought by three Seed Capital Investors prior to the Series A Private Placement offering. Despite current management's VERY costly (to you) litigation, the Orange County Superior Court has ruled against Carter and CEC and reaffirmed the validity and ownership of the 12% and 14% series. CEC has spent more of your money to file a petition for a writ to the Court of Appeal to overturn the Superior Court judgment. That was summarily rejected by the court on Jan 22nd. Carter tried to cancel the preferred stock of these first three investors. His technical argument was that prior management forgot to file a Certificate of Determination BEFORE the stock was issued. Well, that's the case with ALL the preferred stock. If he won, would he then have tried to cancel ALL the preferred stock? Legally he'd probably have to. Fortunately, the judge saw through the smokescreen and recognized the validity of the preferred shares issued in 1997.

     * Also, some of you may have received several communications from David Barnes containing misleading and inaccurate information about me. Before you listen to anything Mr. Barnes has to say about me, you should know that last year the Federal Court threw out Mr. Barnes' unfounded lawsuit against me and the Superior Court refused to allow his surrogate, his son, to sue me. Next time Mr. Barnes disparages me, consider what he won't tell you - that I have a perfect record in court against him and Ian Carter on every dispositive issue thus far determined.

SUMMARY OF MY LITIGATION AGAINST CARTER & CEC

After a two-week trial, in July 2003, the Orange County Superior Court rejected Commonwealth Energy Corporation's third attempt to oust me from its board of directors. Since my election to Commonwealth's board in late 2000, I have fought to have Commonwealth provide open access to its records, list Commonwealth's stock on a public exchange, pay dividends to its shareholders and recognize the validity of CEC's 1998 stock split. I have also openly advocated firing Commonwealth's CEO and Chairman, Ian Carter.

My three year-old legal battle began when Commonwealth filed a lawsuit seeking to overturn the original 2000 shareholder vote that elected me. When this failed, Carter sent an e-mail to all Commonwealth board members, except me, announcing his intent to "work around" me. Commonwealth thereafter refused to provide me access to several key operational records and even a copy of CEC's Bylaws. The Board was not responsive to my complaints so I filed a lawsuit demanding that Carter and other members of Commonwealth's management disclose information concerning Commonwealth's business dealings. Ultimately, in a published decision [SALINE V. SUPERIOR COURT (COMMONWEALTH ENERGY CORPORATION), 100 Cal. App. 4th 909 (2002)], a three justice Court of Appeals panel in Santa Ana concluded that Commonwealth and all California corporations have a duty to disclose operational information to elected board members - even those who openly oppose management's policies. The Court of Appeals further endorsed my claimed right, as an elected board member, to freely communicate my views about such important operational information to Commonwealth's shareholders.

Having failed in two earlier lawsuits, Commonwealth and three high priced law firms, hired at incredible shareholder expense to do battle with me, attempted a third and final tactic: In the most recent case tried before Judge Brooks, Commonwealth argued that my preferred stock in Commonwealth was invalid. Specifically, Commonwealth argued that its OWN failure to file a particular form with the California Department of Corporations before that preferred stock was sold to me and others in 1997 accidentally rendered that stock invalid. Had their argument been upheld, ALL preferred stock could have been declared invalid. Commonwealth moreover argued that because my stock was invalid, my election to its board the previous year was improper. According to the trial testimony of various Commonwealth representatives, including Carter, it was pure "coincidence" that these so-called "problems" with my stock came to light only after Judge Colaw had to overturn Carter and order my seating on Commonwealth's board in February 2001.

Those lawyers came up with a hyper-technical argument that in the end, once all the evidence came in, Judge Brooks saw through and rejected.

ANNUAL ELECTION FRAUD!

In the year 2000 election Mr. Carter refused to recognize my election to the Board and instead notified the SEC and the shareholders that Mr. Gates was reelected. That was overturned by court action. In the same election Carter announced that the vote to change the bylaws and reduce the Board size from 7 to 5 had passed. Factually, it got only 14,898,333 votes out of more than 32,000,000 shares outstanding at the time; not the 50% majority it needed. Also in documenting that falsification in the bylaws he created a provision that "the number of Directors may be changed...by approval of the Board of Directors." Our bylaw, Art VII, sect 2, originally reserved the right to change the number of directors to the shareholders only. Changing that bylaw without shareholder approval was unauthorized and was a blatant attempt to grab power away from the shareholders. Oh, by the way, under CEG and DELAWARE law this would be legal; the Directors, without shareholder consent, could change the by-law. Do you really want that to happen?

In the year 2001 election, the results were also challenged. The CSG sued to correct the announced election results. With several insiders doing the counting it took 2 months for Mr. Carter to release the initial election results after CEC's rancorous annual meeting. The CSG claims they had almost one third of the votes cast after only a three-week (late) proxy campaign and that Mr. Biswell had enough votes to be elected along with me. I can't share any details of the settlement agreement other than what was in the August Form 10 filing because the settlement was confidential.

In the year 2002 election Mr. Carter got even bolder. Those of you who attended the meeting know about the alleged lack of a quorum and delay in starting the meeting, which was caused by Carter's refusal to count the valid proxies submitted by the CIG. (Calif. Corp. Code Sec 705, Proxies are PRESUMPTIVELY valid.) Those proxies represented more than 25% of the shares voted at the election. No wonder he didn't want to count them; they were against him. There is now a class action lawsuit in Federal Court by more than 40 affected shareholders challenging that shameless action. It also sues the "impartial" election officials, Computershare. Those of you attending also know there was a long delay in ending the meeting when many of you got upset and left the room. What most of you don't know is what caused that delay. It turns out that the "impartial" election officials gave Carter the mail-in ballot results and he went into the back room and reallocated approximately 8 million votes you specifically marked for me to other candidates, including himself and single-handedly decided the election order of finish. He disenfranchised those voters as well as those who turned in CIG proxies. He then filed those false results with the SEC. (SEC reg 240.14a-4(e)...check  marks on ballots....can not be ignored). I can assure you, there is proof of these illegal activities and it will be disclosed in the Class Action Federal Court suit. Carter's actions are inviting more litigation against CEC. You, the shareholders, will be stuck with ever increasing legal bills.

WHAT IS YOUR INVESTMENT WORTH?

Ladies and Gentlemen, I am very discouraged by continuing losses, equity dilution and what I consider continuing, anti-shareholder actions by management. I strongly encourage you to oppose management's proposed reorganization plan; it only empowers them further. I need your vote to stop this unnecessary reorganization of CEC. We must also stop the continuing expensive litigation being orchestrated by Mr. Carter. Several small shareholders needing the money and wanting to sell their stock are being directed to Carter supporters, David Barnes and friends, who are reportedly paying less than $1 per share. In all likelihood, the initial selling pressure upon the proposed public listing will drive the market price even lower despite the Board's willingness to spend up to $10 million more of your money to prop up the price by acquiring stock at bargain basement prices. I believe the stock is worth at least $3.00 per share based on the latest financial statements (CEC's Capitalization as shown on page 17 of the Proxy Statement/Prospectus is listed at $84,535,000 and divided by the approx 28 million shares outstanding equals $3.02 per share) but after a 6+ year investment, $1 seems to be what is apparently the "public market" value. That's the real bottom line on management's performance; what can you sell your stock for now that Mr. Carter's been in charge for more than 4 years? What is your 6+ year investment worth? $1?

Oh, by the way, CEC just reported a $7.4 MILLION 2ND Quarter net LOSS. This follows the 1ST Quarter $1.1 MILLION net LOSS.
YOUR RETAINED EARNINGS ARE DOWN $8.5+ MILLION IN THE LAST 6 MONTHS !

I am asking those of you who don't have the time or ability to get personally involved to help me save OUR investment in CEC. Analyze this with your own lawyer/financial advisor. To return CEC to the shareholders, please fill out the postcard to provide me with your power of attorney (PROXY) to vote your shares as a block in favor of shareholder-oriented proposals. I apologize for the length of this letter but thank you for taking the time to read my analyses/opinions about what I believe to be a grossly anti-shareholder management culture at CEC. I am honored to be serving as your shareholder representative on CEC's Board of Directors.

                           MY PROMISE TO SHAREHOLDERS

I have as a primary objective the return of power to the shareholders and I agree to work to implement the goals shown below in a fiscally prompt and responsible manner. As a dissenting director I will not have the authority or practical ability to implement these promises on my own. With your support however, we may be able to convince other directors to help implement these proposals.

*    Pay a dividend to all shareholders and develop a long-term dividend plan.

* Cancel the complex, costly, anti-shareholder, non-value added proposals to reorganize into holding companies and reincorporate in Delaware.

*    Pursue listing Commonwealth directly on the AMEX.

*    Re-negotiate the excessively generous executive employment contracts.

* Rescind the money losing Summit Energy Ventures agreement and seek the return of all Commonwealth Energy Shareholder funds.

*    Rescind the bylaw changes made during the past 2 years.

*    Update CEC's bylaws to clarify management vs. shareholder rights

* Allow shareholders to vote on all proposals that may dilute their shareholdings.

*    Settle costly pending litigation quickly, in a fair and equitable manner

* Seek opportunities to invest in power generation and expand to retail natural gas.

*    Re-evaluate the true profit potential of the costly TRIUMPH system.

* Develop a long-range strategic business plan, making use of industry consultants and advisors to ensure the plan creates the most value for shareholders.

* Conduct the annual meetings on Saturday as previous management did to accommodate more working shareholders.

* Disclose to shareholders all information regarding the performance of CEC, within the boundaries of the recently enacted SEC's Fair Disclosure Rule

* Create a Corporate Governance Committee of the Board to bring ethics to CEC.

NOTE: No assurance can be given that I will be able to implement these proposals; this is only a description to you of my roadmap to a solid CEC Strategic Long Range Plan

                                      PROXY


THIS PROXY IS SOLICITED BY DIRECTOR JOSEPH SALINE AND NOT BY THE ENTIRE BOARD OF DIRECTORS AND MAY BE REVOKED BY YOU PRIOR TO ITS EXERCISE


The undersigned shareholder(s) of Commonwealth Energy Corporation (CEC), a California Corporation and/or Commerce Energy Group, a Delaware Corporation, appoints Joseph Saline and Wayne Moseley, any one acting alone, as proxy and attorney-in-fact, with full power of substitution, to represent the undersigned at the special shareholder meeting to be held on May 20, 2004 or any continuation thereof.

This proxy authorizes Joseph Saline (or in his absence, Wayne Moseley) as proxy holder to vote in your name for or against Board candidates, against the reorganization & incorporation in Delaware, for listing of CEC on the AMEX and such other business as may properly be presented to the Commonwealth and/or Commerce Energy Group Special meeting or any adjournment, continuance or postponement thereof in 2004, even though you may have already submitted an earlier proxy. I am soliciting a proxy to cover such other business as may properly become before such meetings because I do not currently know what other matters may be presented at such meeting.


You may revoke a proxy at any time before its use by:

     *    Delivering to me a written notice of revocation, or
     *    Delivering a duly executed proxy bearing a later date, or
     *    Attending a meeting and voting in person.

The affirmative vote of a majority of the outstanding shares of CEC common stock together with the affirmative vote of shares of CEC common stock and preferred stock representing a majority of the votes entitled to be cast at the special meeting and voting together as a single class is required to adopt the Agreement and Plan of Reorganization. Therefore, if you abstain or otherwise do not vote on that proposal, it will have the effect of a vote against the proposal.

The proxy holder shall be entitled to vote all shares of Common Stock and/or Convertible Preferred Stock that the undersigned would be entitled to vote if personally present, for or against any and all matters that may come before the meeting, in accordance with the instructions noted on the proxy card.

SHAREHOLDER: IF YOU RECEIVED AN OFFICIAL COMPANY PROXY (BALLOT) IN AN EARLIER MAILING AND YOU CHOOSE TO RETURN THAT PROXY INSTEAD OF THE GREEN POSTCARD IN THIS MAILING, PLEASE VOTE AGAINST THEAGREEMENT AND PLAN OF
REORGANIZATION/REINCORPORATION IN DELAWARE ,AND AGAINST THE ADJOURNMENT OR POSTPOMNEMENT OF THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES. IF YOU HAVE ALREADY SUBMITTED THAT PROXY AND WISH TO CHANGE YOUR VOTE, YOU MAY SUBMIT A NEW PROXY WITH A LATER DATE OR ATTEND THE MEETING OF SHAREHOLDERS AND VOTE IN PERSON. THE COMPANY WILL SEND YOU A NEW PROXY IF YOU CONTACT INVESTOR RELATIONS AT (800) 962-4655.


HOWEVER, IF YOU AGREE WITH MY SHAREHOLDER ORIENTED OPINIONS AND RECOMMENDATIONS AS NOTED IN THIS MAILING AND WISH TO HAVE ME VOTE YOUR SHARES FOR WHAT I CONSIDER SHAREHOLDER FAVORABLE PROPOSALS, PLEASE COMPLETE AND RETURN THE GREEN PROXY CARD ENCLOSED. USING TODAY"S DATE YOU WILL VOID ANY PREVIOUS PROXIES AND YOU WILL THEN BE DEEMED TO HAVE GIVEN ME, AS PROXY HOLDER, COMPLETE DISCRETION IN VOTING WITH RESPECT TO ANY AND ALL BUSINESS ISSUES PRESENTED TO THE MEETING. THIS PROXY IS FOR ALL SHARES HELD BY THE SHAREHOLDER.


DO NOT DELAY! PLEASE COMPLETE AND MAIL THE ENCLOSED PROXY CARD NOW; PLEASE MAIL BEFORE MAY 12TH. NO STAMP NEEDED.

Respectfully,
Joe Saline
Your Shareholder Representative
818-715-4658

JOSEPH SALINE, an individual COMMONWEALTH DIRECTOR (not the entire Commonwealth Energy Board of Directors) requests that you complete, sign, date and mail this proxy card as soon as possible. This card authorizes Joseph Saline (or in his absence, Wayne Moseley) as proxy holder to vote in your name for any business as may properly be presented to the May 20, 2004 Commonwealth Energy and/or Commerce Energy Group Special meeting or any continuance or postponement thereof in 2004, even though you may have already submitted an earlier proxy.


           JOSEPH SALINE RECOMMENDS YOU VOTE "AGAINST" ITEM (1) BELOW

(1) Proposal to approve the Agreement and Plan of Reorganization, by and among Commerce Energy Group, Inc., a wholly-owned subsidiary of Commerce Energy Group, Inc. and Commonwealth Energy Corporation, and the merger provided thereby of Commonwealth Energy Corporation with a wholly-owned subsidiary of Commerce Energy Group, Inc., with Commonwealth Energy Corporation surviving as a wholly-owned subsidiary of Commerce Energy Group, Inc.

                [ ] AGAINST        [ ] ABSTAIN       [ ] FOR

           JOSEPH SALINE RECOMMENDS YOU VOTE "AGAINST" ITEM (2) BELOW

(2) Proposal to grant discretionary authority to Ian B. Carter and Robert C. Perkins to adjourn or postpone the Special Meeting for the purpose of soliciting additional proxies.

                [ ] AGAINST        [ ] ABSTAIN       [ ] FOR

             JOSEPH SALINE RECOMMENDS YOU VOTE "FOR" ITEM (3) BELOW


(3) To vote in the proxy holder's discretion upon such other business as may properly come before the Special Meeting of Shareholders to be held on May 20, 2004 or any continuance or postponement of that meeting. (Please note that the proxy holder does not currently know of any other matters which are to be presented at such meetings.)

                [ ] AGAINST        [ ] ABSTAIN       [ ] FOR


Signature: _____________________: 2nd Signature (if required)___________________

Name(s) Printed: ______________________________  # of shares (if known)_________

Title (if Trustee or Corp.) ___________________  Date signed____________________

Note: Completing this proxy but failing to check any boxes will give the holder complete voting discretion for all shares held


PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE. WHEN SHARES ARE HELD BY TWO PERSONS, BOTH SHOULD SIGN. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE PROVIDE TITLE AS SUCH. IF CORPORATION OR PARTNERSHIP USE AUTHORIZED SIGNATURE. SIGNER HEREBY REVOKES ALL PROXIES PREVIOUSLY GIVEN FOR ANY COMMONWEALTH AND/OR COMMERCE ENERGY SPECIAL MEETING IN 2004.